EXHIBIT 99.4

Media Release
Rio Tinto and WA Government partner to expand Dampier Seawater Desalination Plant
04 March 2026

Rio Tinto and the Western Australian Government have entered into a 50:50 joint venture to complete both Stage 1 and Stage 2 of the Dampier Seawater Desalination Plant.

Once fully operational, the plant will deliver 8GL of desalinated water per year to the West Pilbara Water Supply Scheme, reducing pressure on regional aquifers.

The West Pilbara Water Supply Scheme is operated by Water Corporation and supplies the towns of Karratha, Wickham, Dampier, Roebourne, Point Samson and the industrial areas of Cape Lambert and the Burrup Peninsula.

Construction of Stage 1 of the desalination plant is underway and is expected to begin delivering 4GL of annual desalination capacity later this year.

Stage 2 construction, which will add a further 4GL of annual capacity, has commenced, with first water expected in 2027.

Together, Stages 1 and 2 will significantly reduce abstraction from the Bungaroo and Millstream aquifers.

The joint venture builds on a 2025 Memorandum of Understanding, under which the WA Government and Rio Tinto agreed to work together to strengthen water security in the Pilbara.

Over the past five years, the West Pilbara has frequently experienced annual rainfall and streamflow below the long-term average. This has reduced important groundwater recharge at the Millstream and Bungaroo aquifers, which supply the West Pilbara Water Supply Scheme.

Abstraction from these groundwater sources is of significant concern to Traditional Owner groups.

The A$1.1 billion Dampier Seawater Desalination Plant, which will be operated by Rio Tinto, will considerably reduce groundwater take and help protect sites of environmental and cultural importance.

Western Australian Premier Roger Cook said: “Western Australia has the strongest economy in the nation thanks largely to the Pilbara and our world-leading resources industry. That’s why we want to ensure the Western Australians who live in such an important part of our State have access to the quality infrastructure and services they deserve.

“We already working with Yindjibarndi Aboriginal Corporation to improve the Millstream aquifer’s sustainability. Now, we are investing hundreds of millions of dollars in a project that will deliver billions of litres of water to local households and businesses. This project shows why our government’s Made in WA plan is so important to our State’s future and how it is helping deliver our priorities.”

Media Release

Rio Tinto Iron Ore Chief Executive Matthew Holcz said: “We understand water is a scarce resource, especially in the Pilbara. Bringing on the Dampier Seawater Desalination Plant is an important step as we work to reduce our reliance on groundwater abstraction.

“Stage 1 of the Dampier Seawater Desalination Plant will reduce our draw on the Bungaroo aquifer, which we recognise is deeply important to the Robe River Kuruma People. We are pleased to partner with the Western Australian Government to improve the security and sustainability of water supply throughout the Pilbara.”

Media Release

Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin M +61 419 103 454	Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480
Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

riotinto.com